October 11, 2006

Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549-7010
Attention: Jennifer Hardy
                    Legal Branch Chief

Re:
AEP Industries Inc.
Registration Statement on Form S-3
Filed with the Commission on September 14, 2006
Commission File No. 333-137328

Dear Ms. Hardy:

We refer to your letter dated September 26, 2006 in which you provided comments (the "Comment Letter") on behalf of the staff of the Securities and Exchange Commission (the "Commission") to AEP Industries Inc. (the "Company") with respect to the Company's Registration Statement on Form S-3 filed with the Commission on September 14, 2006. This letter responds to the staff's comments as indicated below. For your convenience, we have included your comments below in italics.

1.
With respect to your stock repurchase program and repurchase of stock from Third Point, please address the following:

•
Discuss the impact of the stock repurchase program on this offering. For example, it appears that the program could result in an increase in the market price of your common stock, which would impact the price at which the registered shares could be sold;

        The Company has revised the section entitled "Plan of Distribution" to disclose the impact of the stock repurchase program on this offering. In addition, the Company has included an additional risk factor entitled "Risks Related to an Investment in Our Common Stock—Our stock repurchase program could increase the price at which the shares are sold in this offering and could increase the volatility of the price of our common stock" related to such impact.

  •
  Discuss the impact of Regulation M with respect to the interrelation of this offering and the stock repurchase program and repurchase from Third Point, including Rule 102 of Regulation M; and

        Regulation M under the Securities Exchange Act of 1934 is designed to prevent certain manipulative practices. Specifically, Rule 102 of Regulation M generally provides that "in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder, it shall be unlawful for such person, or any affiliated purchaser of such person, directly or indirectly, to bid for, purchase or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period  .  .  ."

  Selling Shareholder Offering

        Distribution—The shares covered by the registration statement on Form S-3 were initially issued by the Company to Borden Holdings LLC in October 1996 and Borden held such shares until they were sold to the selling shareholders in February 2005; therefore no distribution is being made by or on behalf of the Company in this offering.

        The Form S-3 relates to the resale of shares of the Company's common stock that may be offered or sold from time to time by the selling shareholders. Staff Legal Bulletin No. 9 of the Division of Market Regulation states that each takedown off the shelf must be analyzed to determine whether it constitutes a distribution under Regulation M. The selling shareholders have indicated that they likely will engage only in ordinary trading transactions and therefore Regulation M would not apply to them. However, if special selling efforts or selling methods are utilized in any takedown and the magnitude of such offering is distinguishable from ordinary trading transactions, the selling shareholders have indicated their understanding that Regulation M would apply to them. The Company has revised the section entitled "Plan of Distribution" to reflect that the selling shareholders have certified to the Company that they will comply with Regulation M, if applicable, and other applicable laws in connection with this offering.

        Affiliated Purchasers—If the selling shareholders are subject to Regulation M in connection with the distribution of securities in the offering contemplated by the Form S-3, then the Company would be subject to Regulation M if it is an "affiliated purchaser" of the selling shareholders. An affiliated purchaser is defined as:

  (1)
  A person acting, directly or indirectly, in concert with a distribution participant, issuer or selling security holder in connection with the acquisition or distribution of any covered security; or

  (2)
  An affiliate, which may be a separately identifiable department or division of a distribution participant, issuer, or selling security holder, that, directly or indirectly, controls the purchases of any covered security by a distribution participant, issuer, or selling security holder, whose purchases are controlled by any such person, or whose purchases are under common control with any such person; or

  (3)
  An affiliate, which may be a separately identifiable department or division of a distribution participant, issuer, or selling security holder, that regularly purchases securities for its own account or for the account of others, or that recommends or exercises investment discretion with respect to the purchase or sale of securities  .  .  ."

        The Company has not acted in concert with the selling shareholders in connection with their acquisition or disposition of the Company's common stock being sold pursuant to the Form S-3, and the Company is not an affiliate of the selling shareholders. The selling shareholders acquired the Company's common stock on February 4, 2005 from a third party, Borden Holdings LLC. Prior to such sale, the Company had been party to an agreement with Borden that granted Borden, among other things, a right to nominate a specified number of directors and registration rights with respect to the Company's common stock. In connection with the sale from Borden to the selling shareholders, the Company agreed to provide the selling shareholders with similar rights. The selling shareholders never utilized their right to nominate directors of the Company, and on August 1, 2006, the selling shareholders agreed to terminate such right in connection with the Company's partial repurchase of its common stock from the selling shareholders and the selling shareholders request for the Company to register its remaining shares of the Company's common stock. The Company acknowledges that the Third Point investment funds collectively are its largest shareholder prior to their sale of shares in this offering, beneficially owning approximately 15% of the Company's outstanding common stock in aggregate, and that the Company's next largest shareholder is J. Brendan Barba, its Chairman, President and CEO, who beneficially owns approximately 14% of the Company's outstanding common stock. However, other than the foregoing, none of the selling shareholders has had a material relationship with the Company (including its subsidiaries) within the past three years and none of the selling shareholders has held any position or office with the Company (including its subsidiaries) during such three-year period. Further, the Company does not hold any securities of any of the selling shareholders, and is not otherwise under common control with such selling shareholders, and none of the directors or executive officers of the Company has held any position or office with the selling shareholders during such three-year period. The Company has therefore revised the section entitled "Plan of Distribution" to reflect that the Company is not an affiliated purchaser of the selling shareholders and therefore is not subject to Regulation M in connection with the selling shareholder's offering.

  Stock Repurchase Program

        In the adopting release for Regulation M, the Commission expressed the view that it "does not intend to limit an issuer's activities through a distribution effected solely by or on behalf of a selling security holder if the issuer is not an affiliated purchaser of the selling security holder. .." (See Release No. 34-38067, Section II, C, 2(a)). For the reasons stated above, the Company is not an affiliated purchaser of the selling shareholders and therefore is not subject to Regulation M in connection with the selling shareholder's offering.

  Repurchase from Third Point

        As specified in the Form S-3, the Company repurchased an aggregate of 850,000 shares of its common stock from Third Point affiliates on August 2nd and 3rd of 2006 in a privately negotiated transaction. The repurchase was authorized by the Company's board of directors separately from its stock repurchase plan.

        The Company believes, for the reasons stated above, that it is not an affiliated purchaser of the Third Point investment funds and therefore the Company is not subject to Regulation M in connection with such repurchase. Moreover, even if the repurchase is deemed in connection with a distribution of securities under the Form S-3 and the Company was an affiliated purchaser in that transaction, it was completed outside the "restricted period" under Regulation M, as it occurred more than five business days before any distribution was priced.

  •
  Discuss whether you are relying on the safe harbor in Rule 10b-18 of the Securities Exchange Act of 1934 and if so, tell us the facts you are relying upon for compliance.

        The Company is not relying on the safe harbor in Rule 10b-18 of the Securities Exchange Act of 1934 in connection with the Third Point repurchase.

        The Company is relying on the safe harbor in Rule 10b-18 of the Securities Exchange Act of 1934 in connection with its stock repurchase program. Although it has not made purchases under the program to date, the Company hereby acknowledges that it intends to comply with the timing, volume, broker, price and other requirements of such rule and has disclosed such intention under "Plan of Distribution."

Acknowledgement

        The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing, and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

        Please do not hesitate to contact me at 201-807-2324 should you have any questions.

Sincerely,
/s/ Lawrence R. Noll Lawrence R. Noll Vice President, Controller and Secretary
cc:
Andrew Schoeffler
        Securities and Exchange Commission

Michael Ben
        Honigman Miller Schwartz and Cohn LLP